Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Replaces Existing Net Production Royalty on the Cachoeira Project With Net Smelter Royalty with Buy-Back Option

Vancouver, British Columbia – November 8, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that BRI Mineração Ltda. ("BRI"), a wholly-owned subsidiary of the Company, has completed a transaction to replace the remaining 1.33% net production royalty on the Company's Cachoeira Project in Brazil, with a 0.5% net smelter return royalty ("NSR") including a buy-back right to repurchase half of the NSR. Pursuant to the agreement with the royalty counterparty, BRI paid in Brazilian Reais the equivalent of US$100,000 in cash and delivered 324,723 common shares of the Company to the counterparty in settlement of a previously announced claim for pre-production royalties by the counterparty. Under the terms of the buy-back, the Company has a period of seven years to elect to purchase half of the NSR (0.25%) upon payment in Brazilian Reais the equivalent of US$250,000.

Alastair Still, CEO of GoldMining, commented, “Since acquiring the Cachoeira project in 2012, we have completed various initiatives including engineering and environmental studies and negotiating more attractive royalty structures that can support future development. This transaction enhances the value of our Cachoeira Project by replacing an existing net production royalty that included an annual pre-production payment, with an NSR royalty on more favourable terms including a buy-back provision to acquire half of the NSR and no pre-production payments. It is yet another example of how we will continue our disciplined approach of unlocking value from our portfolio of gold and gold-copper projects located throughout the Americas.”

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations, including regarding its strategic and project plans for its projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines for planned project activities, including the timing of proposed project studies and programs; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, proposed studies may not confirm GoldMining's expectations for its projects, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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